Filed Pursuant to Rule 433

Registration No. 333-181155-01

Pricing Term Sheet

November 8, 2013

American Water Capital Corp.

$400,000,000 3.850% Senior Notes due 2024

Term Sheet

Issuer:	American Water Capital Corp.
Support Provider:	American Water Works Company, Inc.
Security:	Senior Notes
Size:	$400,000,000
Trade Date:	November 8, 2013
Settlement Date:	November 20, 2013 (T+7)
Maturity Date:	March 1, 2024
Benchmark Treasury:	UST 2.50% due August 15, 2023
Benchmark Treasury Yield:	2.748%
Spread to Benchmark Treasury:	+115bps
Yield to Maturity:	3.898%
Coupon:	3.850%
Price to Public:	99.601%
Interest Payment Dates:	March 1 and September 1 of each year, beginning on March 1, 2014
Redemption Provisions:
Make whole call:	Treasury + 20bps
Par call:	On or after December 1, 2023
CUSIP:	03040W AK1
ISIN:	US03040WAK18
Joint Book-Running Managers:	J.P. Morgan Securities LLC UBS Securities LLC Wells Fargo Securities, LLC
Co-Managers:

Santander Investment Securities Inc.

Mitsubishi UFJ Securities (USA), Inc.

The Williams Capital Group, L.P.

Blaylock Robert Van, LLC

C.L. King & Associates, Inc.

Loop Capital Markets LLC

MFR Securities, Inc.

Mischler Financial Group, Inc.

The Issuer and Support Provider have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer and the Support Provider have filed with the SEC for more complete information about the Issuer, the Support Provider and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, any underwriter participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533, UBS Securities LLC toll-free at 1-877-827-6444, ext. 561 3884 or Wells Fargo Securities, LLC toll-free at 1-800-326-5879.